Mail Stop 3561

January 5, 2009

Ignacio Antonanzas
Chief Executive Officer
Enersis S.A.
Avenida Santa Rosa 76, Santiago
Santiago, Chile

> **Re:** **Enersis S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 6, 2008**
> **File No. 1-12440**

Dear Mr. Antonanzas:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director